UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number 0-15279

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GCI 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

GCI Liberty, Inc.
GCI 401(k) Plan

FORM 11-K

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits at December 31, 2017 and 2016	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2017 and 2016	5

Notes to Financial Statements	6

Supplemental Schedules: (1)
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	14

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

Signature	16

Exhibit
Exhibit No. 23.1 – Consent of Grant Thornton LLP (Independent Registered Public Accounting Firm) (filed herewith)

(1) Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
GCI 401(k) Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of GCI 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The supplemental information in the accompanying schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2009.

Seattle, Washington
June 28, 2018

GCI Liberty, Inc.
GCI 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

(Amounts in thousands)	2017	2016
Assets
Investments at fair value:
Participant directed:
Mutual funds	$258,794	205,361
Common stocks	64,108	42,950
Collective trust	21,196	21,120
Self-directed brokerage accounts	9,006	9,539
Total investments	353,104	278,970

Receivables:
Notes receivable from participants	5,246	5,456
Participant contributions	1,314	1,211
Employer contributions	1,281	1,193
Unsettled trades	—	4
Total receivables	7,841	7,864
Total Assets	360,945	286,834

Liabilities
Excess participant contributions refundable	—	319
Net assets available for benefits at fair value	$360,945	286,515

See accompanying notes to financial statements.

GCI Liberty, Inc.
GCI 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016

(Amounts in thousands)	2017	2016
Additions to net assets attributed to:
Contributions:
Participant	$15,284	14,734
Employer	11,190	10,784
Total contributions	26,474	25,518

Investment income:
Net appreciation in fair value of investments	71,949	8,930
Dividend income	8,268	5,587
Total investment income	80,217	14,517

Interest from participant loans receivable	234	243

Total additions	106,925	40,278

Deductions to net assets attributed to:
Participant withdrawals	(32,340)	(22,194)
Corrective distribution of excess contributions	—	(319)
Administrative expenses	(155)	(28)
Total deductions	(32,495)	(22,541)
Net increase in net assets available for benefits	74,430	17,737
Net assets available for benefits at beginning of period	286,515	268,778
Net assets available for benefits at end of period	$360,945	286,515

See accompanying notes to financial statements.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

(1)	Description of Plan
The following description of the GCI 401(k) Plan ("Plan") provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GCI Liberty, Inc., formerly General Communication, Inc. (“GCI” and "Plan Sponsor"), and covering employees of the following affiliated companies - GCI Communication Corp. ("GCICC"), United Utilities, Inc. (“UUI”), Unicom, Inc. ("Unicom") and Denali Media Holdings, Corp. ("DMH") (collectively, the "Company").  Employees of participating employers are eligible to make employee deferral contributions on the first entry date after their date of hire, and are eligible to share in Company matching contributions, if any, on the first entry date after completing one year of service, as defined in the Plan document. The entry dates are the first day of each quarter during the year. GCI and affiliated companies are parties-in-interest to the Plan.

Contributions
The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code").  A participant may elect the following methods to make employee contributions:

1.	Salary Reduction Contributions, which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

2.	Roth 401(k) Contributions, which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $18,000 in 2017 and 2016.  Contributions may be made as salary reduction or Roth 401(k) contributions or a combination of both.

Compensation considered for all Plan purposes is subject to a compensation ceiling of $270,000 and $265,000 in 2017 and 2016, respectively.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions of no more than $6,000 per year for each of the years ended December 31, 2017 and 2016.  Participant catch-up contributions are not eligible for matching.

The Plan allows up to 100% matching, as determined each year by the Company’s Board of Directors, of employee contributions.  Company matching contributions made to the Plan may be invested in any Plan investment at any time by the participant.  For the years ended December 31, 2017 and 2016, the Company matched 100% of participant's contributions, up to a maximum match of 10% of each participant's eligible compensation, for employees of GCI, UUI, and Unicom, while employees of DMH received matching contributions equal to 50% of the participants' contributions, up to a maximum match of 3% of eligible compensation.

Matching amounts contributed to the Plan by the Company are not taxed to the participant until distribution upon retirement, hardship, disability, death or termination of employment.  Plan earnings on Company matching contributions are taxable to the employee either upon distribution or, in the case of certain qualifying GCI common stock distributions, upon eventual disposition of the stock.

Participant Accounts
Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings and losses.  Plan earnings and losses are allocated on a daily basis, based upon the number of shares in each investment held by each participant account.  Participants may change their investment allocation on a daily basis.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

Vesting
A participant's interest in his or her Salary Reduction Contributions and Roth 401(k) Contributions is always fully vested and is not subject to forfeiture.

The participant's interest in the Company matched portion of their account (“Matching Account”) is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 or more but less than 2	20%
2 or more but less than 3	30%
3 or more but less than 4	45%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document); (ii) dies; or (iii) becomes totally and permanently disabled.  A participant's interest in their Matching Account fully vests upon termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, receives a distribution of his or her vested account balance attributable to Company matching contributions, and again becomes an eligible employee, the participant may repay that entire distribution before the earlier of five consecutive one-year breaks in service or five years from his reemployment date.  Upon such repayment, the value of that participating employee's account previously forfeited will be restored.

Payment of Benefits
A participant or beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account upon termination due to death, disability or retirement, or any other termination of employment.

Participants who terminate with vested benefits less than $1,000 will automatically receive the value of the vested balance in their account as a lump-sum distribution. Participants who terminate with vested benefits greater than $1,000 and less than $5,000 will automatically receive the value of the vested balance in their account as a rollover into an Individual Retirement Account.

Forfeitures
If a participating employee terminates employment for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited.  All forfeited amounts are used to pay Plan administrative expenses or to reduce future Company matching contributions.  During 2017 and 2016, employer contributions were reduced by $431,000 and $372,000, respectively, from forfeited nonvested accounts. At December 31, 2017 and 2016, $135,000 and $110,000, respectively, had been

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

forfeited but had not yet been used to pay Plan administrative expenses or reduce the Company’s matching contributions.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their vested account.  Loan transactions are treated as a transfer to/(from) the appropriate investment fund (from)/to the participant’s loan.  Loan terms range from one to five years.  Loans are secured by the vested balance in the participant’s account and accrue interest at a fixed rate calculated at the loan date.  In 2017 and 2016, the fixed rate was calculated using the bank prime loan rate reported at www.federalreserve.gov on the loan date plus two percent.  Principal and interest are paid ratably through semi-monthly payroll deductions.

(2)	Summary of Significant Accounting Policies

Basis of Accounting
The Plan financial statements are based on the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document and reported to the Internal Revenue Service as ordinary income.

Contributions
Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants’ earnings.

Payment of Benefits
Benefits are recorded when paid.

Recently Issued Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - Employee Benefit Plan Master Trust Reporting ("ASU 2017-06"). This update clarifies presentation requirements including more detailed disclosures for a plan’s interest in a master trust. The guidance is effective for years beginning after December 15, 2018 and must be implemented on a retrospective basis. This standard is not expected to

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

have a material impact on the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

(3)	Administration of Plan Assets
Fidelity Investments is the Plan's recordkeeper and asset trustee.  Administrative expenses related to the Plan are reported on the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2017 and 2016, and were paid by the Plan to the recordkeeper and asset trustee.  The asset trustee charges trade fees for all transactions in common stock investments.  Trade fees for mutual fund investments, if any, are described in each fund’s prospectus.  Company employees provide administrative support to the Plan, but no employee receives compensation from the Plan and the Company is not reimbursed for these expenses.

(4)	Amendment or Termination
The Plan Sponsor's Board of Directors has reserved the right to amend or terminate the Plan.  No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan.  In the event of termination of the Plan, a participant in the Plan becomes fully vested in his or her Matching Account.

(5)	Investments
The following investment choices were offered to Plan participants during the year ended December 31, 2017:

Common Stock:

•	GCI Class A and Class B

Mutual Funds:

•	American Funds EuroPacific Growth Fund R-6

•	DFA US Targeted Value I

•	Dodge & Cox Income Fund

•	Fidelity Total Market Index Fund

•	Harbor Capital Appreciation Fund

•	JPMorgan Equity Income Fund

•	Vanguard Small Cap Growth Index

•	Vanguard Target Retirement 2020

•	Vanguard Target Retirement 2030

•	Vanguard Target Retirement 2040

•	Vanguard Target Retirement 2050

•	Vanguard Target Retirement 2060

•	Vanguard Target Retirement Income

Collective Trust Fund

•	Morley Stable Value Fund

Participants have the option of having self-directed brokerage accounts for which they may choose to buy any common stock or mutual fund.

Common stock investment prices per share at December 31, 2017 and 2016, were as follows:

	2017	2016
GCI Class A	$39.02	19.45
GCI Class B	$39.15	16.50

The percentage of Plan assets invested in common stock of the Plan Sponsor at December 31, 2017 and 2016 is 18% and 15%, respectively.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

(6)	Fair Value Measurements
Following are descriptions of the valuation methodologies used for assets measured at fair value.

•
Mutual funds: Valued at the quoted Net Asset Value ("NAV") of shares held by the Plan at year-end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•	Common stocks: The fair value of common stocks are based on quoted market prices.

•
Collective trust: A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value, where the NAV is based on the underlying assets owned by the fund, less its liabilities, divided by the number of units outstanding.

•	Money market funds: Valued at the quoted market price as of the reporting date.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments Measured at Fair Value
Investments measured at fair value consisted of the following types of instruments as of December 31, 2017 and 2016 (amounts in thousands):

December 31, 2017	Level 1 (1)	Total
Mutual funds	$258,794	258,794
Common stocks	64,108	64,108
Self-directed brokerage accounts	9,006	9,006
Total investments at fair value	331,908	331,908
Collective trust valued at NAV (2)	—	21,196
Total investments	$331,908	353,104

December 31, 2016
Mutual funds	$205,361	205,361
Common stocks	42,950	42,950
Self-directed brokerage accounts	9,539	9,539
Total investments at fair value	257,850	257,850
Collective trust valued at NAV (2)	—	21,120
Total investments	$257,850	278,970

(1) Quoted prices in active markets for identical assets or liabilities.
(2) Investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016, respectively. There are are no redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust	$21,196	n/a	Daily	12 months

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust	$21,120	n/a	Daily	12 months

(7)	Income Taxes
The Plan is qualified under Section 401(a) of the Code pursuant to a favorable opinion letter dated March 31, 2014, issued by the Internal Revenue Service on the form of the Plan document.  Although the opinion letter received by the Plan Sponsor does not yet reflect recent minor changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years 2013 and earlier.

The Company identified an operational error that occurred during 2017 due to a payroll code not being properly designated as eligible for matching compensation. This resulted in an incorrect calculation and contribution of the employer matching contribution. The Company has corrected the payroll coding and is taking steps to contribute the missing matching contributions in accordance with the IRS Employee Plans Compliance Resolution System. The amount of this missing matching contribution is not material to the Plan.

(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (amounts in thousands):

	2017	2016
Net assets available for plan benefits per the financial statements	$360,945	286,515
Excess participant contributions refundable	—	319
Net assets available for Plan benefits per Form 5500	$360,945	286,834

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

The following is a reconciliation of investment income per the financial statements to the Form 5500 (amounts in thousands):

	2017	2016
Net increase in net assets available for benefits	$74,430	17,737
Excess participant contributions refundable	(319)	195
Effect of ASU 2015-12 adoption	—	(47)
Net income per Form 5500	$74,111	17,885

(9)    Non-exempt Transactions
The Company failed to timely remit to the Plan withheld employee contributions and participant loan repayments on multiple occasions and in the aggregate amount of $2.1 million and $14.5 million for 2017 and 2016, respectively, in accordance with the plan asset provisions of the Department of Labor (“DOL”) Regulation 2510.3-102, resulting in prohibited, or nonexempt, transactions. The accompanying Schedule of Delinquent Participant Contributions discloses these transactions in accordance with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. The Company has calculated the foregone earnings that would have been credited to participants’ accounts if the late remittances had been made on a timely basis, and has contributed those amounts to the Plan. The Company has also completed a filing under the DOL Voluntary Fiduciary Correction Program reporting these transactions to the DOL.

(10)	Related-party Transactions
The following investments by the Plan are related-party investments, which qualify as parties-in-interest transactions for which a statutory exemption exists (amounts in thousands):

	2017	2016
GCI Class A common stock	$63,227	42,485
GCI Class B common stock	881	465
Fidelity Total Market Index Fund	24,851	19,423
Self-directed brokerage accounts	9,006	9,539
Total parties-in-interest transactions	$97,965	71,912

GCI Class A and Class B common stock
The Company's common stock represents investments in parties-in-interest.

Fidelity
Fidelity is the Plan's trustee and performed the recordkeeping duties of the Plan.

Self-directed brokerage accounts
Participants who have elected to use self-directed brokerage accounts may hold investments in Fidelity funds. Fidelity is the Plan's trustee and performed the recordkeeping duties of the Plan.

(11)	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(12)	Subsequent Events
On April 4, 2017, Liberty Interactive Corporation, now known as Qurate Retail, Inc. ("Qurate Retail"), entered into an Agreement and Plan of Reorganization (as amended, the "reorganization agreement" and the transactions contemplated thereby, the "Transactions") with General Communication, Inc. and Liberty

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

Interactive LLC, a direct wholly‑owned subsidiary of Qurate Retail ("LI LLC"). Pursuant to the reorganization agreement, GCI amended and restated its articles of incorporation (which resulted in General Communication, Inc. being renamed GCI Liberty, Inc. ("GCI Liberty")) and effected a reclassification and auto conversion of its common stock and Qurate Retail acquired GCI Liberty on March 9, 2018 through a reorganization in which certain Qurate Retail interests, assets and liabilities attributed to its Ventures Group (following the reattribution by Qurate Retail of certain assets and liabilities from its Ventures Group to its QVC Group), were contributed to GCI Liberty in exchange for a controlling interest in GCI Liberty. Qurate Retail and LI LLC contributed to GCI Liberty their entire equity interests in Liberty Broadband Corporation, Charter Communications, Inc., and LendingTree, Inc., the Evite, Inc. operating business and other assets and liabilities, in exchange for (a) the issuance to LI LLC of a number of shares of GCI Liberty Class A common stock and a number of shares of GCI Liberty Class B common stock equal to the number of outstanding shares of Qurate Retail's Series A Liberty Ventures common stock and Qurate Retail's Series B Liberty Ventures common stock on March 9, 2018, respectively, (b) cash and (c) the assumption of certain liabilities by GCI Liberty.

Pursuant to the Transactions, the GCI Class A and GCI Class B stock in the Plan were redeemed for shares of GCI Liberty Class A common stock and GCI Liberty Preferred Stock, respectively.

GCI Liberty, Inc.
GCI 401(K) Plan

Employer Identification Number - 92-0072737
Plan Number - 001

Supplemental Schedule
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2017

(Amounts in thousands)	Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$16,604	—	—	16,604	—

GCI Liberty, Inc.
GCI 401(k) Plan

Employer Identification Number - 92-0072737
Plan Number - 001

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

(Amounts in thousands, except share and unit amounts)
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock:
*	GCI Class A common stock	1,620,331 shares	**	$63,227
*	GCI Class B common stock	22,471 shares	**	881
				64,108

	Mutual Fund Investments:
	American Funds EuroPacific Growth Fund R-4	320,440 shares	**	17,990
	DFA US Targeted Value I	712,388 shares	**	17,731
	Dodge & Cox Income Fund	1,096,713 shares	**	15,091
*	Fidelity Total Market Index Fund	325,404 shares	**	24,851
	Harbor Capital Appreciation Fund	291,316 shares	**	20,220
	JPMorgan Equity Income Fund	1,212,962 shares	**	21,106
	Vanguard Small Cap Growth Index	248,463 shares	**	11,253
	Vanguard Target Retirement 2020	1,232,048 shares	**	27,758
	Vanguard Target Retirement 2030	1,843,337 shares	**	42,618
	Vanguard Target Retirement 2040	1,621,612 shares	**	38,302
	Vanguard Target Retirement 2050	567,227 shares	**	13,511
	Vanguard Target Retirement 2060	69,678 shares	**	1,663
	Vanguard Target Retirement Income	311,614 shares	**	6,700
				258,794

*	Self-directed brokerage accounts	2,067,069 shares	**	9,006

	Collective Trust Fund:
	Morley Stable Value Fund	810,566 shares	**	21,196
				353,104

	Notes receivable from participants	Interest bearing at 4.25% to 5.25%	—	5,246
				$358,350

*	Party-in-interest
**	Not required for participant directed investments

	See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GCI 401(k) Plan

By:	/s/ Peter Pounds
Peter Pounds
Senior Vice President

Date:	June 28, 2018